[EOG Resources, Inc. Letterhead]
October 6, 2008
Via EDGAR, Facsimile and U.S. Mail
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Facsimile Number: (202) 772-9368
Attention: Mr. Sean Donahue

Re:	EOG Resources, Inc. Form 10-K Filed February 28, 2008 File No. 1-09743
Ladies and Gentlemen:
     On behalf of EOG Resources, Inc. (the “Company”) and as the officer of the Company with principal responsibility for coordinating the preparation and filing of the Company’s proxy statements, I hereby submit the Company’s response to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the letter to the Company, dated September 25, 2008, with respect to the Company’s definitive proxy statement on Schedule 14A filed with the Commission via the Commission’s EDGAR system on April 4, 2008.
     For your convenience, our response below is preceded by the text of the Staff’s comment.
Definitive Proxy Statement on Schedule 14A
Summary Compensation Table, page 23
1.	In future filings, please reflect in the table the dollar amount of restricted stock/restricted stock units that was awarded as bonus. In this regard we note that in footnote (c) you indicate that you did not include the restricted stock/restricted stock units because they were granted in 2008. Please refer to CD&I Question 119.05, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, for details on how to report compensation earned during the reported fiscal year but received after the fiscal year.

United States Securities and Exchange Commission
October 6, 2008

Response:	It is our understanding that the “Stock Awards” column of the Summary Compensation Table for a particular fiscal year should reflect the dollar amount recognized for financial statement reporting purposes for such fiscal year in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123R”). Pursuant to FAS 123R, we do not recognize any amount in respect of the restricted stock/restricted stock units awarded with respect to the prior fiscal year’s services for purposes of our financial statements for such prior fiscal year because, as of the previous year-end, the grant date and amounts of the grant had not yet been determined and, therefore, there was no “grant-date fair value” for the awards for purposes of FAS 123R. Please advise us if our understanding is incorrect. If our understanding is correct, in our 2009 proxy statement, we will revise the third sentence of footnote (c) to the Summary Compensation Table to read as follows (or substantively equivalent disclosure): “Since (i) the grant of restricted stock/restricted stock units constituting the equity component of the 2008 bonuses was made in 2009 and (ii) pursuant to FAS 123R, no amount is recognized in our financial statements for fiscal year 2008 in respect of such awards because, as of the previous year-end, the grant date and amounts of the grant had not yet been determined and, therefore, there was no “grant-date fair value” for the awards for purposes of FAS 123R, no amount in respect of the awards is included in the “Stock Awards” column for 2008 of the above table.” For further clarification, we will add the following sentences at the end of footnote (b) to the Summary Compensation Table in our 2009 proxy statement (or substantively equivalent disclosure): “The equity component of the 2008 bonuses is described in footnote (c) below. As further described in footnote (c) below, because no amount is recognized in our financial statements for fiscal year 2008 in respect of the equity component of the 2008 bonuses pursuant to FAS 123R, no amount in respect of the equity component of the 2008 bonuses is included in this column. The equity component of the 2008 bonuses that is recognized in our financial statements for fiscal year 2009 pursuant to FAS 123R will be included in the “Stock Awards” column for 2009 of the above table in next year’s proxy statement.” We will include corresponding disclosure in our proxy statements subsequent to 2009 as well.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

United States Securities and Exchange Commission
October 6, 2008

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.
     If you have questions regarding the foregoing, please contact me at 713-651-6260.

Sincerely,
/s/ Michael P. Donaldson
Michael P. Donaldson
Corporate Secretary

cc:	Mr. Timothy K. Driggers Mr. Frederick J. Plaeger, II